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                                                           [LOGO]LINCOLN
                                                                 ---------------
                                                                 FINANCIAL GROUP
                                                                 LINCOLN LIFE

Jeremy Sachs, Esquire
Senior Counsel
The Lincoln National Life Insurance Company
350 Church Street
Hartford, CT 06103
Telephone: 860 466 1465
Facsimile: 860 466 1778




                                             March 28, 2000

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: LLANY Separate Account R for Flexible Premium Variable Life Insurance Request for Withdrawal of Post-Effective Amendment 5
       Rule 485(a)
       File No. 333-46113

Ladies and Gentlemen:

Pursuant to Rule 477(a) of The Securites Act of 1933 (the "Act"), we respectfully request that Post-Effective Amendment No. 5 filed on February 11, 2000, under Rule 485(a) of the Act be withdrawn. At the recommendation of the Commission Staff, the product is being filed as an Initial Registration Statement.

Please forward a copy of the Order addressed to me at the address indicated above. Thank you, in advance for your attention to this request.

                                              Sincerely yours,

                                              /s/ Jeremy Sachs

                                              Jeremy Sachs